UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                                Lexar Media, Inc.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    52886P104
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 5, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

Item 1.  Security and Issuer

     This Schedule 13D filed on March 17, 2006 by the Registrants (as defined in the Schedule 13D) relating to the Common Shares, $0.0001 par value, (the "Shares"), of Lexar Media, Inc. a Delaware corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No. 1. The address of the principal executive offices of the Issuer is 47300 Bayside Parkway, Fremont, California 94538.

Item 4. Purpose of Transaction

The following Item 4 is amended by adding the following:

At  the  request  of  the  Issuer,   representatives  of  the  Issuer  met  with
representatives of Registrants on April 5, 2006.

At the meeting, representatives of Issuer discussed the pending proposed transaction with Micron, seeking to persuade Registrants to support the transaction and vote in favor thereof. However, at the conclusion of the meeting, Registrant's representatives informed Issuer's representatives that Registrants would not support the transaction given their belief that the consideration being paid was insufficient.

In addition to the foregoing, Registrants suggested that consideration should be given to selling Registrant's business operations but not the potential proceeds of various litigations, which then would be retained by Issuer or be otherwise used to benefit Issuer's stockholders.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 2006

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


ICAHN PARTNERS MASTER FUND LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


ICAHN OFFSHORE LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


CCI OFFSHORE CORP.

By:  /s/ Keith Meister
     -----------------
     Name:  Keith Meister
     Title: Authorized Signatory

ICAHN PARTNERS LP

By:  /s/ Edward E. Mattner
     ---------------------
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN ONSHORE LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI ONSHORE CORP.

         By:      /s/ Keith Meister
         Name: Keith Meister
         Title: Authorized Signatory

              [Signature Page of Schedule 13D/A - Lexar Media Inc.]